UPSTREAM BIOSCIENCES INC.

100-570 West 7th Avenue

Vancouver, BC V5Z 4S6

October 4, 2006

Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 4561

Washington, DC 20549

USA

Attention:	Jennifer Gowetski

Attorney-Advisor

Dear Sirs:

Re: Upstream Biosciences Inc.; File No. 0-50331
This letter is written to confirm:

1.	we are responsible for the adequacy and accuracy of the disclosure in our filings;
2.	staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings; and
3.	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions, please do not hesitate to contact us.

Yours truly,

UPSTREAM BIOSCIENCES INC.

Per: /s/ Joel Bellenson

Joel Bellenson

Chief Executive Officer

D/JLM/909559.1